UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

[redacted]

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08027331

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 49187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MCC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 GROVE STREET, SUITE 2-400
(No. And Street)

NEWTON,	MA	02466
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT G. ROACH — (212) 614-0491
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MCC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
MCC Securities, Inc.:

We have audited the accompanying statement of financial condition of MCC Securities, Inc. as of December 31, 2007. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MCC Securities, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 20, 2008

MCC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 13,839
Other Assets	2,281
TOTAL ASSETS	$ 16,120

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 7,485
Total Liabilities	7,485
Stockholder's Equity:	
Common stock, par value $.01 shares authorized, issued and outstanding 2000	20
Additional Paid-in Capital	87,340
Accumulated Deficit	(78,725)
Total Stockholder's Equity	8,635
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,120

The accompanying notes are an integral part of this financial statement.

MCC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1. ORGANIZATION OF THE CORPORATION

MCC Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). Effective November 7, 1996, the Company was approved for membership in the Financial Industry Regulatory Authority, Inc. ("FINRA"). Membership in FINRA was approved pursuant to a restriction agreement entered into between the Company and FINRA. The restriction agreement limits the Company's activities to private placements of securities and fee basis consulting. The Company has registered as a broker dealer in twelve states where it conducts business.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company occupies office space that is leased by Moore Clayton & Co., Inc. (the Company's Parent). In 2007, the Parent elected to waive the rent and certain other overhead expenses that would otherwise be charged to the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 4. INCOME TAXES

For Federal tax purposes, the Company files as part of a consolidated return with the Parent. Federal taxes will be paid at the Parent level. For the year ended December 31, 2007 no accrual has been made for state and local taxes.

NOTE 5. NET CAPITAL REQUIREMENTS

The restrictive agreement referred to in Note 1, requires the Company to maintain a minimum of $5,000 in net capital. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had net capital of $6,354 and excess net capital of $1,354. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

END